Gold Fields Limited (Incorporated in the Republic of South Africa) (Reg. No. 1968/004880/06) JSE, NYSE, DIFX Share Code: GFI ISIN Code:ZAE000018123 (“Gold Fields” or “the Company”) GOLD FIELDS AGREES A WAY FORWARD FOR DAMANG MINE WITH THE GOVERNMENT OF GHANA Shareholders are referred to the SENS announcement released by Gold Fields on 14 April 2025 in which the Company provided an update on the Damang mining lease extension. The Company is pleased to have reached an agreement with the Government of Ghana for a productive way forward for the Damang mine that is expected to benefit employees, local communities, the mine’s stakeholders and the people of Ghana. Gold Fields has been engaged in extensive discussions with the Government of Ghana, which have yielded a constructive agreement for the Damang mine as follows: − The Government of Ghana will grant a new mining lease to Gold Fields for the Damang mine, for twelve months, during which time Gold Fields will continue to operate the mine. The new mining lease will be subject to ratification by Parliament when it reconvenes on 16 May 2025; − During the new lease period, the Company will safely recommence mining activities at Damang, in line with the mining programme that has been submitted to the Government of Ghana, ensuring continued employment and an increase in jobs created, with the restart of mining activities. Gold Fields will take all reasonable steps to restart open pit mining, and the Minister of Lands and Natural Resources will provide the necessary support in obtaining the requisite permits to recommence mining. In the interim, the Damang mine will continue to process surface stockpiles; − Concurrently, Gold Fields will progress and finalise, by the end of 2025, the detailed bankable feasibility study to extend the life of Damang mine. Gold Fields is committed to continuing with the infill exploration drilling programme to improve Mineral Resource confidence at the mine; − In support of the Government of Ghana’s objective to increase meaningful local participation and ownership in the Ghanaian mining industry, Gold Fields and the Government of Ghana will each appoint representatives to a joint asset transition team, who will appoint advisors and work collaboratively to ensure the successful transition of the asset to ownership by the people of Ghana. Gold Fields and the Government of Ghana commit to the principles of transparency, sound governance, and open engagement throughout this process; and − Gold Fields notes the Government of Ghana’s strong support for continued operations at Tarkwa mine and will commence preparation of the applications for the Tarkwa mine lease extensions, which are due for renewal in 2027, noting that the current developments at the Damang mine do not affect operations at Tarkwa mine, which continues to operate as normal. Gold Fields will update shareholders of any further material developments on this matter. 24 April 2025 Sponsor: J.P. Morgan Equities South Africa (Pty) Ltd For investor and media queries contact: Jongisa Magagula Tel: +27 11 562 9775 Mobile: +27 82 562 5288 Email: Jongisa.Magagula@goldfields.com Thomas Mengel Tel: +27 11 562 9849 Mobile: +27 72 493 5170 Email: Thomas.Mengel@goldfields.com For media queries contact our media advisors at the Brunswick Group: South Africa: Timothy Schultz Mobile: +27 82 309 2496 Email: TSchultz@brunswick.co.za United Kingdom: Pip Green Mobile: +44 783 450 2589 Email: PGreen@brunswickgroup.com United States: Nikki Ritchie Mobile: +1 845 682 9850 Email: nritchie@brunswickgroup.com About Gold Fields Gold Fields is a globally diversified gold producer with nine mines in Australia, South Africa, Ghana, Chile and Peru and one project in Canada. The Company has total attributable annual gold-equivalent production of 2.1Moz, proved and probable gold Mineral Reserves of 44.3Moz, measured and indicated gold Mineral Resources of 30.4Moz (excluding Mineral Reserves) and inferred Gold Mineral Resources of 11.6Moz (excluding Mineral Reserves). Our shares are listed on the Johannesburg Stock Exchange (JSE) and our American depositary shares trade on the New York Exchange (NYSE).

Forward-looking statements This announcement contains forward-looking statements. All statements other than statements of historical fact included in this announcement may be forward-looking statements. Forward- looking statements may be identified by the use of words such as "aim", "anticipate", "will", "would", "expect", "may", "could", "believe", "target", "estimate", "project" and words of similar meaning. These forward-looking statements, including among others, those relating to Gold Fields' future business strategy, development activities and other initiatives, ability to successfully renew, extend and/or retain mining rights, licences or other interests (including the satisfaction of licence conditions), ability to conclude divestments on favourable terms (if at all), business prospects, financial positions, production and operational guidance, are necessary estimates reflecting the best judgement of the senior management of Gold Fields and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances and should be considered in light of various important factors, including those set forth in Gold Fields' Integrated Annual Report 2024 filed with the Johannesburg Stock Exchange and annual report on Form 20-F filed with the United States Securities and Exchange Commission (SEC) on 27 March 2025 (SEC File no. 001-31318). Readers are cautioned not to place undue reliance on such statements. These forward-looking statements speak only as of the date they are made. Gold Fields undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this announcement or to reflect the occurrence of unanticipated events. These forward- looking statements have not been reviewed or reported on by the Company's external auditors.